Mail Stop 4561

May 16, 2007

William D. Humes
Executive Vice President and Chief Financial Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705

> **Re:** **Ingram Micro Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed February 26, 2007**
> **File No. 001-12203**

Dear Mr. Humes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief